EXHIBIT 12.1

Alliance Laundry Holdings Inc.

Earnings to Fixed charges

(in thousands, except ratio data)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	January 28, 2005 through December 31, 2005	January 1, 2005 through January 27, 2005
	Succesor	Succesor	Succesor	Succesor	Succesor	Predecessor
Earnings:
Income (loss) before taxes	21,667	$21,992	$16,754	$(5,950)	$(1,819)	$(28,383)
Fixed charges:
Interest expense	21,741	30,658	34,747	31,177	24,117	995
Rentals	527	809	690	906	476	25

Income (loss) before taxes and fixed charges	$43,935	$53,459	$52,191	$26,133	$22,774	$(27,363)

Fixed charges	$22,268	$31,467	$35,437	$32,083	$24,593	$1,020
Ratio of earnings to fixed charges	2.0	1.7	1.5	—	—	—

(a) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense deemed to be attributable to interest. In 2006 the Successor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain a ratio of 1.0 to 1.0 would have been $5.9 million. In 2005 the Successor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain an earnings to fixed charges ratio of 1.0 to 1.0 in 2005 would have been $1.8 million. In 2005 the Predecessor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain an earnings to fixed charges ratio of 1.0 to 1.0 in 2005 would have been $28.4 million. The ratio of earnings to fixed charges is not shown for the combined period as the information would not be meaningful.